Wisconsin Electric Power Company

231 West Michigan Street

P.O. Box 2046

Milwaukee, Wisconsin 53201

May 19, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D. C. 20549

RE:	Wisconsin Electric Power Company

Registration Statement on Form S-3 - File No. 333-254615

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Wisconsin Electric Power Company hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be declared effective at 10:00 a.m., May 24, 2021, or as soon as practicable thereafter.

Please call or email Eric Koontz of Troutman Pepper Hamilton Sanders LLP at (404) 885-3309 or eric.koontz@troutman.com as soon as the Registration Statement has been declared effective.

Yours very truly,

WISCONSIN ELECTRIC POWER COMPANY

By:	/s/ Scott J. Lauber

Name: Scott J. Lauber

Title: Executive Vice President